DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
As of March 2, 2020, PartnerRe Ltd. (the “Company” or “we”) had four classes of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our 5.875% Series F Non-Cumulative Preferred Shares, par value $1.00 per share (“Series F Preferred Shares”); (2) our 6.50% Series G Cumulative Preferred Shares, par value $1.00 per share (the “Series G Preferred Shares”); (3) our 7.25% Series H Cumulative Preferred, par value $1.00 per share (the “Series H Preferred Shares”); and (4) our 5.875% Series I Non-Cumulative Preferred Shares, par value $1.00 per share (the “Series I Preferred Shares” and, collectively with the Series F Preferred Shares, Series G Preferred Shares and Series H Preferred Shares, the “Preferred Shares”).
Description of the Preferred Shares
The following description of our Preferred Shares is a summary and does not purport to be complete. Except as described below, the terms of each series of Preferred Shares are the same.
The description of our Series F Preferred Shares is qualified in its entirety by reference to the Certificate of Designation, Preferences and Rights of 5.875% Series F Non-Cumulative Redeemable Preferred Shares, dated February 14, 2013.
The description of our Series G Preferred Shares is qualified in its entirety by reference to the Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares, dated May 1, 2016.
The description of our Series H Preferred Shares is qualified in its entirety by reference to the Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares, dated May 1, 2016.
The description of our Series I Preferred Shares is qualified in its entirety by reference to the Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares, dated May 1, 2016.
Each series of the Preferred Shares is listed and traded on the New York Stock Exchange (“NYSE”).
General
The holders of each series of the Preferred Shares have no preemptive rights with respect to any of our common shares (as defined below) or any of our other securities convertible into or carrying rights or options to purchase any such shares. The Preferred Shares are not subject to any sinking fund or other obligation on our part to redeem or retire the Preferred Shares. Unless we redeem them, the Preferred Shares have a perpetual term with no maturity.
Our board of directors may, from time to time, create and issue additional preferred shares without the approval of our shareholders and fix their relative rights, preferences and limitations. The alteration of the special rights attached to each series of the Preferred Shares requires the approval of their holders. See “Voting Rights” below. We have not issued shares that would be senior to any series of the Preferred Shares with respect to payment of dividends and distribution of assets in liquidation.
As of March 2, 2020, there were (i) 2,679,426 Series F Preferred Shares outstanding; (ii) 6,415,264 Series G Preferred Shares outstanding; (iii) 11,753,798 Series H Preferred Shares outstanding; and (iv) 7,320,574 Series I Preferred Shares outstanding.
Dividends; Ranking
Holders of the Preferred Shares are entitled to receive, when declared by our board of directors out of funds legally available for the payment of dividends, an amount equal to such holders’ applicable percentage of their liquidation preference, as further described below. Holders of the Series F and Series I Preferred Shares are entitled to receive cash dividends in an amount per share equal to 5.875% of the liquidation preference per annum (equivalent to $1.46875 per share). Holders of the Series G and Series H Preferred Shares are entitled to receive, cumulative preferential cash dividends in an amount per share equal to 6.50% and 7.25% of the liquidation preference per annum, respectively (equivalent to $1.625 and $1.8125 per share, respectively).
Holders of our Series F and Series I Preferred Shares are not entitled to any dividends in excess of dividends actually declared by our board. No interest, or sum of money in lieu of interest, will be payable in respect of any undeclared or declared but unpaid dividends on our Series F or Series I Preferred Shares.

Dividends on the Series G and Series H Preferred Shares accrue and are cumulative, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of our Series G and H Preferred Shares are not be entitled to any dividends in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our Series G or H Preferred Shares which may be in arrears.
If there is any change in the law, regulation or official directive (whether or not having the force of law) or in the interpretation by any Bermuda governmental authority or court of competent jurisdiction which imposes on us any condition with respect to our Series G Preferred Shares as a result of which any dividend payment is reduced, we will give notice to the holders of our Series G Preferred Shares of such event and all reductions will be borne in full by the holders of our Series G Preferred Shares (but only to the extent permitted by law).
Dividends on the Preferred Shares are payable quarterly, when, as and if declared by our board of directors, on the first day of March, June, September and December of each year (each, a “Dividend Payment Date”); provided, however, that if any Dividend Payment Date falls on any day other than a business day (defined as any day other than a Saturday, Sunday or a day on which banking institutions in Hamilton, Bermuda, or New York, New York are not required to be open), the dividend payment due on such Dividend Payment Date will be paid on the business day immediately after such Dividend Payment Date. The dividend for such dividend period and any other dividend payable on the Preferred Shares for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our register of members at the close of business on the tenth calendar day immediately preceding such Dividend Payment Date, whether or not a business day (each, a “Dividend Record Date”).
So long as any Preferred Shares are outstanding, (i) no dividends or other distributions (other than dividends or distributions paid solely in shares of, or options, warrants or rights to subscribe for or purchase shares of, fully junior shares (as defined below)) will be declared or paid or set apart for payment and no other distribution will be declared or paid or set apart for payment upon junior shares (as defined below), and (ii) no junior shares will be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of common shares made for purposes of an employee incentive or benefit plan of the Company or any subsidiary of the Company) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any junior shares) by the Company, directly or indirectly (except by conversion into or exchange for fully junior shares) ((i) and (ii) collectively, “Distributions”), unless in each case (1) the dividends on all outstanding the Preferred Shares and any parity shares (as defined below) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the latest completed dividend period, and, in the case of the cumulative shares, for all past dividend periods; and (2) sufficient funds have been or contemporaneously are set apart for the payment of the dividends for the current dividend period with respect to the Preferred Shares and the current dividend period with respect to such parity shares.
Our board of directors will not declare any dividends on the Preferred Shares nor will we pay or set apart for payment any dividends at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such action would constitute a breach of or default under such agreement, or if such action is restricted or prohibited by law.
In respect of the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares, until December 31, 2020, Distributions declared or paid with respect to any fiscal quarter must be less than, in the aggregate, 67% of the Company’s net income (“Net Income”), as determined in accordance with United States generally accepted accounting principles, during such fiscal quarter (such amount, the “Distributable Amount”), provided, that if the Company does not make aggregate Distributions of all of the Distributable Amount during any fiscal quarter, such remaining amount will carryover and be available for Distributions in subsequent fiscal quarters, regardless of the Company’s Net Income during such subsequent fiscal quarters.
“common shares” means the common shares of the Company, par value $1.00 per share.
“fully junior shares” means the common shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Preferred Shares have preference or priority in both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.
“junior shares” means the common shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Preferred Shares have preference or priority in either (i) the payment of dividends or (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“parity shares” means the shares on a parity with the Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether cumulative or non-cumulative, and whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Preferred Shares, if the holders of such class or series and the Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of declared but unpaid or accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.
Certain Bermuda Law Restrictions on Payment of Dividends and Redemption of Shares
Under Bermuda law, we may not lawfully declare or pay a dividend unless there are reasonable grounds for believing that we are, or will after payment of the dividend be, able to pay our liabilities as they become due, and that the realizable value of our assets will, after payment of the dividend, be greater than our liabilities.
In addition, under Bermuda law, no redemption of the Preferred Shares may be effected if, on the date that the redemption is to be effected, we have reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of our assets would thereby be less than our liabilities.
Further, as the Bermuda Monetary Authority (“BMA”) is our group supervisor for insurance group solvency and reporting requirements, we may not be able to declare or pay a dividend on the Preferred Shares or effect any redemption of Preferred Shares if we are or, after giving effect to such payment, would be in breach of the Insurance Act 1978 of Bermuda, as amended, and related rules and regulations thereunder (the “Insurance Act”), the Insurance (Eligible Capital) Rules 2012, the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, including the enhanced capital requirements or the group enhanced capital requirements contained within such rules or under such other applicable rules and regulations as may from time to time be issued by the BMA (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act, or any successor legislation.
Payment of Additional Amounts
We will make all payments on the Series F, H and I Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized or any political subdivision or taxing authority thereof or therein (a “Taxing Jurisdiction”), unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction). If a withholding or deduction at source is required by either (x) or (y), we will, subject to certain limitations and exceptions described below, pay to the holders of the Series F, H and I Preferred Shares such additional amounts as dividends as may be necessary so that the net amounts paid will be equal to the amounts we would otherwise have been required to pay had no such withholding or deduction been required.
We will not be required to pay any additional amounts to the holders of the Series F, H or I Preferred Shares for or on account of:

(1)
any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series F, H or I Preferred Shares;

(2)
any Series F, H or I Preferred Shares presented for payment more than 30 days after the Relevant Date. The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect will have been duly given to the holders of the Series F, H or I Preferred Shares;

(3)
any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference;

(4)
any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series F, H or I Preferred Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(5)
any withholding or deduction required to be made pursuant to any European Union (“EU”) directive on the taxation of savings implementing the conclusions of The Economic and Financial Affairs Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU directive; or

(6)	any combination of items (1), (2), (3), (4) and (5).
In addition, we will not pay additional amounts with respect to any payment on any such Series F, H or I Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series F, H or I Preferred Shares if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series F, H or I Preferred Shares.
If there is a substantial probability that we or any successor corporation would become obligated to pay any additional amounts as a result of a change in tax law, we will also have the option to redeem the Series F, H or I Preferred Shares as described in the “Tax Redemption” section below.
Liquidation Preference
In the event of liquidation of the Company, each series of the Preferred Shares rank on parity with each other but rank senior to the common shares. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Shares will be entitled to receive from our assets legally available for distribution to shareholders, $25.00 per share. In addition, upon liquidation, holders of the Series F Preferred Shares and the Series I Preferred Shares would receive any declared but unpaid dividends, if any, to the date of final distribution to such holders while the Series G Preferred Shares and the Series H Preferred Shares would receive any accrued but unpaid dividends, if any, to the date fixed for distribution, in each case, before any distribution is made to holders of our common shares and any other class or series of junior shares.
After payment of the full amount of the liquidating distributions to which they are entitled, the holders of our Preferred Shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all classes or series of parity shares, then the holders of the Preferred Shares and all such classes or series of parity shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
If liquidating distributions will have been made in full to all holders of the Preferred Shares and all classes or series of parity shares, our remaining assets will be distributed among the holders of our common shares or any other classes or series of our junior shares, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation, amalgamation or merger with or into any other entity, the sale, lease or conveyance of all or substantially all of our shares or property or business or a statutory share exchange will not be deemed to constitute a liquidation, dissolution or winding up of the Company.
Redemption
The Series F Preferred Shares are redeemable at our option after March 1, 2018 and the Series G, H and I Preferred Shares are redeemable at our option on or after May 1, 2021, in each case, upon not less than 30 nor more than 90 days written notice, for cash at a redemption price of $25.00 per share.
In addition to the redemption price, the Series F Preferred Shares and Series I Preferred Shares would receive an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date and any declared but unpaid dividends payable to the redemption date, while the Series G Preferred Shares and the Series H Preferred Shares would receive all accrued and unpaid dividends, if any, to the date fixed for redemption, without interest.
The Preferred Shares are not be subject to any sinking fund or other obligation on our part to redeem or retire the Preferred Shares. Holders of shares to be redeemed will surrender certificates for such shares at the place designated in such notice.
If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, we will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method that we may deem equitable in our sole discretion.
Unless dividends on all the Preferred Shares and all parity shares will have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the latest completed dividend period, and, in the case of the cumulative shares, for all past dividend periods, we may not redeem, purchase, or acquire any Preferred Shares or any parity shares, otherwise than pursuant to a purchase or exchange offers made on the same terms (other than in respect of arrearages on the cumulative shares) to all holders of such Preferred Shares and parity shares.
Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of the Preferred Shares to be redeemed at the address shown in our register of members. Each notice will state, as appropriate: (i) the redemption date; (ii) the number of Preferred Shares to be redeemed; (iii) the redemption price (including any accrued or declared but unpaid dividends, as applicable); and (iv) the place or places where certificates for the Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series G Preferred Shares and the Series H Preferred Shares to be redeemed will cease to accrue on such redemption date. If fewer than all of the Preferred Shares are to be redeemed, the notice mailed to each such holder thereof will also specify the number of the Preferred Shares to be redeemed from such holder. If we have given notice of redemption of any of the Preferred Shares and set apart the funds necessary for such redemption in trust for the benefit of the holders of the Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on any Series G Preferred Shares or Series H Preferred Shares being redeemed and all such Preferred Shares will no longer be deemed to be outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus all accrued and unpaid or declared but unpaid dividends, as applicable, if any.
The holders of the Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for (i) unpaid dividends with respect to the Series G Preferred Shares and the Series H Preferred Shares or (ii) declared but unpaid dividends with respect to the Series F Preferred Shares and Series I Preferred Shares, in each case, whether or not in arrears, on the Preferred Shares which have been called for redemption.
Capital Disqualification Redemption - Series F and Series I Preferred Shares
We have the option to redeem for cash the Series F Preferred Shares and/or the Series I Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures described under “Redemption” above, at a redemption price of $25.00 per share, plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date, within 90 days after we have reasonably determined that, as a result of (i) any amendment to, or change in, the laws or regulations of Bermuda that is enacted or becomes effective after the initial issuance of the Series F Preferred Shares or the Series I Preferred Shares, as applicable; (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Series F Preferred Shares or the Series I Preferred Shares, as applicable; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Series F Preferred Shares or the Series I Preferred Shares, as applicable, a “capital disqualification event” (as defined below) has occurred; provided that any such redemption in part may only be made if (x) we have reasonably determined that the portion of the Series F Preferred Shares or the Series I Preferred Shares, as applicable, to be redeemed are the subject of the capital disqualification event and (y) after giving effect to such redemption, we have reasonably determined that a capital disqualification event will not exist with respect to the then-outstanding Series F Preferred Shares or the Series I Preferred Shares, as applicable, and such redemption will not result in the suspension or removal of the Series F Preferred Shares or the Series I Preferred Shares, as applicable, from NYSE listing.

A “capital disqualification event” has occurred if the Series F Preferred Shares or the Series I Preferred Shares, as applicable, cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining our minimum solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, as Tier 2 Capital securities under then-applicable capital adequacy rules and regulations imposed upon us by the BMA (or any successor agency or then-applicable regulatory authority), which, includes our “Enhanced Capital Requirements” (as defined in the relevant Bermuda capital regulations) then applicable to the Company and/or its group, except as a result of any applicable limitation on the amount of such capital.
Tax Redemption - Series F, Series H and Series I Preferred Shares
We have the option to redeem for cash the Series F, I or H Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures described under “Redemption” above, at a redemption price of $25.00 per share, plus (i) accrued and unpaid dividends, if any, to the date of redemption, without interest on such accrued and unpaid dividends with respect to the Series H Preferred Shares or (ii) an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date with respect to the Series F or Series I Preferred Shares, in each case, if as a result of a “change in tax law” there is a substantial probability that the Company or any successor would be required to pay any additional amounts with respect to the Series F, H or I Preferred Shares, as applicable, and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation.
A “change in tax law” that would trigger the provisions of the preceding paragraph would be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party or (d) a decision rendered by a court of competent jurisdiction in Bermuda or any taxing jurisdiction or any political subdivision described in the next sentence, whether or not such decision was rendered with respect to us, in each case described in (a)-(d) above occurring after February 11, 2013, in the case of the Series F Preferred Shares, and April 1, 2016, in the case of the Series I and H Preferred Shares. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which we or our dividend disbursing agent are making payments on the Series F, I or H Preferred Shares, as applicable, or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.
In addition, we will have the option to redeem for cash any or all the Series F, I or H Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures set forth under “Redemption” above, at a redemption price of $25.00 per share, plus (i) accrued and unpaid dividends, if any, to the date of redemption, without interest on such accrued and unpaid dividends with respect to the Series H Preferred Shares or (ii) an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date with respect to the Series F or Series I Preferred Shares, in each case, if there is a substantial probability that the entity formed by a consolidation, merger or amalgamation involving us or the entity to which we convey, transfer or lease substantially all our properties and assets will be required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Series F, I or H Preferred Shares, as applicable, as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor corporation.
Substitution or Variation
In lieu of a redemption upon a capital disqualification event as described under “Capital Disqualification Event” or a redemption upon a tax event as described under “Tax Redemption” above, upon or following such capital disqualification event or tax event, we may, without the consent of any holders of the Series F Preferred Shares or the Series I Preferred Shares, vary the terms of the Series F Preferred Shares or the Series I Preferred Shares, or exchange them for new securities, that (1) in the case of a capital disqualification event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, would cause the Series F Preferred Shares or the Series I Preferred Shares to become securities that qualify as Tier 2 Capital securities under then-applicable capital adequacy regulations imposed upon us by the BMA (or any successor agency or then-applicable regulatory authority), which includes our Enhanced Capital Requirements (as defined in the Bermuda capital regulations) or (2) in the case of a tax event, would eliminate the substantial probability that we or any successor corporation would be required to pay any additional amounts with respect to the Series F Preferred Shares or the Series I Preferred Shares as a result of a change in tax law. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series F Preferred Shares or the Series I Preferred Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange will change the specified denominations, or the amount of dividends payable on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series F Preferred Shares or the Series I Preferred Shares, reduce the liquidation preference thereof, lower the ranking of the securities, reduce the voting threshold for the issuance of senior shares or change the foregoing list of items that may not be so amended as part of such variation or exchange. Further, no such variation of terms or securities received in exchange will impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under each Certificate of Designation), but unpaid with respect to such holder’s securities.
Prior to any variation or exchange, we will be required to (1) receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series F Preferred Shares or the Series I Preferred Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred and (2) deliver a certificate signed by two executive officers of the Company to the transfer agent for the Series F Preferred Shares or the Series I Preferred Shares confirming that (a) a capital disqualification event or a tax event has occurred and is continuing (as reasonably determined by the Company) and (b) that the terms of the varied or new securities, considered in the aggregate, are not less favorable to holders than the terms of the Series F Preferred Shares or the Series I Preferred Shares prior to being varied or exchanged (as reasonably determined by the Company).
Any variation or exchange of the Series F Preferred Shares or the Series I Preferred Shares described above will be made after notice is given to the holders of the Series F Preferred Shares or the Series I Preferred Shares not less than 30 nor more than 60 days prior to the date fixed for variation or exchange, as applicable.
“capital adequacy regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to us from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).
Voting Rights

I.	Series F and Series I Preferred Shares
Except as described below, the Series F Preferred Shares and the Series I Preferred Shares have no voting rights. Whenever dividends have not been declared and paid on the Series F Preferred Shares, the Series I Preferred Shares or any class or series of non-cumulative parity shares in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of the Series F Preferred Shares and the Series I Preferred Shares, together with the holders of shares of every class or series of non-cumulative parity shares, voting as a single class regardless of class or series, will have the right to elect two directors to our board of directors. Whenever dividends on the Series F Preferred Shares, the Series I Preferred Shares and the non-cumulative parity shares then outstanding have been paid in full, or declared and sufficient funds have been set apart for payment, for at least four consecutive dividend periods, then the right of holders of the Series F Preferred Shares, the Series I Preferred Shares and the non-cumulative parity shares to be represented by directors will cease (but subject always to the same provision for the vesting of such rights in the case of any future non-payments in an amount equivalent to dividends for six full dividend periods), and the terms of office of the additional directors elected to our board will immediately terminate.

Holders of cumulative shares are entitled to two separate additional directors whenever dividends have not been declared and paid on such cumulative parity shares in an amount equivalent to dividends for six full dividend periods (whether or not consecutive) in accordance with the terms of the respective Certificates of Designation for such cumulative shares. Unlike the additional directors for the non-cumulative shares, the terms of office of the additional directors elected by holders of cumulative shares will cease whenever all arrearages in dividends on such cumulative shares then outstanding will have been paid and dividends thereon for then-current quarterly dividend period will have been declared and paid or declared and set apart for payment. Although the Series F Preferred Shares and the Series I Preferred Shares are parity shares with respect to the cumulative shares, and notwithstanding any provision of the Certificate of Designation of any series of cumulative shares, holders of the Series F Preferred Shares and the Series I Preferred Shares will not be entitled to vote with the holders of the cumulative shares for the election of additional directors in circumstances where the holders of cumulative shares are entitled to do so.
In the event we were to merge or amalgamate with another company, the holders the Series F Preferred Shares and the Series I Preferred Shares are entitled to vote on such merger or amalgamation together with all other holders of our share capital pursuant to the Companies Act 1981 of Bermuda, as amended, provided that the holders of the Series F Preferred Shares and the Series I Preferred Shares would be entitled to vote as a separate class, if the merger or amalgamation agreement contains a provision that would constitute a variation of the rights of such Series F Preferred Shares and the Series I Preferred Shares.
In addition, except as set forth above under “Substitution or Variation,” without the written consent, or the sanction of a resolution passed at a separate meeting, of the holders of at least 75% of each of the Series F Preferred Shares and the Series I Preferred Shares at the time outstanding, we may not (i) make any amendment or alteration to, or repeal, any of the provisions of our Memorandum of Association, bye-laws or the Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series F Preferred Shares or the Series I Preferred Shares; (ii) authorize any amalgamation, consolidation, merger or statutory share exchange that affects the Series F Preferred Shares and the Series I Preferred Shares, unless in each such case each Series F and Series I Preferred Share will remain outstanding with no variation in its rights, preferences or voting powers or will be converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series F and I Preferred Share; or (iii) authorize any creation or increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series F Preferred Shares and the Series I Preferred Shares in payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company. However, no such vote of the holders of the Series F Preferred Shares and the Series I Preferred Shares will be required if, prior to the time any vote is to be taken, all the outstanding Series F Preferred Shares and the Series I Preferred Shares will have been redeemed. We may create and issue additional classes or series of parity shares and fully junior shares without the consent of any holder of the Series F Preferred Shares and the Series I Preferred Shares. The holders of the Series F Preferred Shares and the Series I Preferred Shares are not entitled to vote on any sale of all or substantially all of our assets.

II.	Series G and Series H Preferred Shares
Generally, the Series G and Series H Preferred Shares have no voting rights. Whenever dividends payable on the Series G or the Series H Preferred Shares or any class or series of cumulative parity shares will be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of the Series G and the Series H Preferred Shares, together with the holders of shares of every class or series of cumulative parity shares, voting as a single class regardless of class or series, will have the right to elect two directors to our board of directors. Whenever all arrearages in dividends on the Series G and the Series H Preferred Shares and the cumulative parity shares then outstanding will have been paid and dividends thereon for the current quarterly dividend period will have been paid or declared and set apart for payment, then the right of holders of the Series G and Series H Preferred Shares and the cumulative parity shares to be represented by directors will cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full dividend periods), and the terms of office of the additional directors elected to our board will forthwith terminate.
Without the written consent, or the sanction of a resolution passed at a separate meeting, of the holders of at least 75% of the Series G and the Series H Preferred Shares at the time outstanding, we may not (i) make any amendment or alteration to, or repeal, any of the provisions of our Memorandum of Association, bye-laws or the Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series G and the Series H Preferred Shares; (ii) authorize any amalgamation, consolidation, merger or statutory share exchange that affects the Series G and the Series H Preferred Shares, unless in each such case each Series G and the Series H Preferred Share will remain outstanding with no variation in its rights, preferences or voting powers or will be converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series G and the Series H Preferred Share; or (iii) authorize any creation or increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series G and the Series H Preferred Shares in payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company. However, no such vote of the holders of the Series G and the Series H Preferred Shares will be required if, prior to the time when any of the foregoing actions is to take effect, all the outstanding Series G and Series H Preferred Shares will have been redeemed. We may create and issue additional classes or series of parity shares and fully junior shares without the consent of any holder of the Series G and the Series H Preferred Shares. The holders of the Series G and the Series H Preferred Shares are not entitled to vote on any sale of all or substantially all of our assets.
Conversion
Our Preferred Shares are not convertible or exchangeable for any of our other securities.
Limitations on Transfer and Ownership
Our bye-laws provide that, subject to waiver by our board of directors, no person (other than any other than any member of EXOR N.V., a naamloze vennotschap organized under the laws of Kingdom of the Netherlands, and each of its affiliates that becomes a shareholder of the Company and each of their respective successors) may acquire ownership of our shares if such purchase would result in (1) such person owning or controlling more than 9.9% of our outstanding shares (as determined by value) or (2) such person becoming a holder of more than 9.9% of the total combined voting power of all classes of our shares entitled to vote at a general meeting of our shareholders or in any other circumstance in which our shareholders are entitled to vote (a “Ten Percent Shareholder”). A transferee will be permitted to dispose of any shares purchased which violate the restriction and as to the transfer of which registration is refused. In addition, in the event we become aware of such ownership, we may reduce the voting rights with respect to any of our shares owned or controlled by such person to the extent necessary to limit the voting power held by such person to 9.9% in the aggregate. The voting rights with respect to all shares held by such person in excess of the 9.9% limitation will be allocated to the other holders of shares, pro rata based on the number of shares held by all such other holders of shares, subject only to the further limitation that no shareholder allocated such voting rights may exceed the 9.9% limitation as a result of such allocation. For these purposes, references to ownership or control of our shares mean ownership within the meaning of Section 958 of the Internal Revenue Code and Section 13(d)(3) of the Exchange Act. Our bye-laws provide for additional limitations on transfer and ownership of our share capital.
Jurisdiction and Governing Law
We have agreed to submit ourselves to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York, over any suit, action or proceeding arising out of or relating to the Preferred Shares. Bermuda substantive law will be applied in any such proceeding.